Exhibit 99.1

Pan American Silver announces additional proposed changes to stock option and compensation share plan

VANCOUVER, April 26, 2015 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company") today announced additional minor changes to its Stock Option and Compensation Share Plan (the "Plan") in order to more closely align the Plan with Institutional Shareholder Services requirements.

In its information circular dated April 7, 2015 (the "Information Circular") the Company disclosed a number of proposed changes to the Plan to be presented to shareholders at the Company's Annual General and Special Meeting to be convened on May 11, 2015 (the "Meeting"). The Company intends to supplement the proposed amendments to the Plan with the following:

•	the $100,000 limit on the annual equity award for non-employee directors (the "Annual Equity Limit") will no longer include an exception for the Chairman of the Board; and
•	the provisions addressing amendments to the Plan will be modified such that the following will require shareholder approval:
	i.	any amendment to definitions in the Plan;
	ii.	any extension of the term of an option beyond the original expiry date;
	iii.	in addition to reducing the exercise price of an option requiring shareholder approval, as currently set-out in the Plan, any cancellation and reissuance of an option or other entitlement;
	iv.	any amendment which would permit options to be assignable or transferrable, other than for normal estate planning or settlement purposes;
	v.	any increase to the Annual Equity Limit; and
	vi.	any amendment to the shareholder approval provisions that would increase the ability of the board of directors of the Company to amend the Plan without shareholder approval.

The supplemental changes to the Plan described above will be effective if the proposed changes to the Plan described in the Information Circular and presented to shareholders at the Meeting are approved.

About Pan American Silver
Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS NEWS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY'S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS. SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO THE SUCCESSFUL ADOPTION OF ANY PROPOSED CHANGES TO THE COMPANY'S STOCK OPTION AND SHARE COMPENSATION PLAN OR TO ANY FUTURE AMENDMENTS OF SUCH PLAN, AND THE FUTURE EFFECTS OF ANY SUCH AMENDMENTS ON THE COMPANY.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS, INCLUDING THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

SOURCE Pan American Silver Corp.

For further information: Kettina Cordero - Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com